Exhibit 99.2

Lentuo International Inc. to Hold Conference Call to Discuss New Beijing Traffic Control Measures

BEIJING, Dec 29, 2010

Lentuo International Inc. (NYSE: LAS) (“Lentuo” or the “Company”), the largest non-state-owned automobile retailer in Beijing, China as measured by new vehicle sales revenues in 2009, today announced that the Company will hold a conference call at 7:00 am ET on December 30, 2010 to further discuss the new Beijing traffic control policy and its potential impact.

Listeners may access the call by dialing 1-877-407-9039 or 1-201-689-8470 for international callers. A replay of the call will be available through January 13, 2011. Listeners may access the replay by dialing 1-877-870-5176 or 1-858-384-5517 for international callers, access code: 364097.

About Lentuo International Inc.

Lentuo is the largest non-state-owned automobile retailer in Beijing, China as measured by new vehicle sales revenues in 2009, according to the China Automobile Dealers Association (“CADA”). Lentuo operates six franchise dealerships, ten automobile showrooms, one automobile repair shop and one car leasing company in Beijing, the largest new passenger vehicle market among all cities in China. Three of Lentuo’s six dealerships are among the leading dealerships in China for their respective brands, as measured by the volume of new vehicle sales by individual dealership.

SOURCE: Lentuo International Inc.

Lentuo International Inc.Investor Relations Department

Jiangyu Luo,

+1-646-328-2510

luojiangyu@lentuo.net

ICR, LLC

Michael Tieu,

+86-10-6583-7509

michael.tieu@icrinc.com